UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Call and Agenda for General Ordinary Shareholders’ Meeting to be held on October 25, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 28, 2021

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCIÓN DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), pursuant to the established by the Mexican General Corporations Law and the corporate bylaws of the Company, are called to a General Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) to take place at 12:00 hrs on October 25, 2021 at the offices of the Company, located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, Mexico, to address the following subjects:

AGENDA

I.	Proposal and, if applicable, approval of the payment of a cash dividend to the stockholders of the Company up to the amount and on the date determined at the Shareholders’ Meeting.

II.	Designation of special delegates to formalize and fulfill the resolutions adopted at the Shareholders’ Meeting.

In order to attend the Shareholders’ Meeting, shareholders shall present the corresponding form (admission card), which shall be issued at the offices of the Secretary of the Company at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City, Mexico. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Shareholders’ Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to article 27 of the Mexican Federal Tax Code. The registry of shareholders shall be closed two business days before the date of the Shareholders’ Meeting.

Likewise, the information mentioned in the Agenda shall be made available to the shareholders at no cost at the domicile of the Company mentioned in the prior paragraph at least 15 days before the Shareholders’ Meeting takes place, pursuant to the provisions of article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law.

The shareholders may be represented at the Shareholders’ Meeting by proxy appointed via power of attorney, as indicated in the forms prepared by the Company pursuant to article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the shareholders at least 15 days before the Shareholders’ Meeting takes place at the domicile of the Secretary of the Company, so that they may collect and distribute them among their representatives.

Mexico City as of September 23, 2021

_________________________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors